Cypherpunk Holdings Announces Option Grant and Cancellation

TORONTO, ONTARIO, July 5, 2024 ‐ Cypherpunk Holdings Inc. (CSE: HODL) (OTC Pink: CYFRF) (the "Company"), a Canadian-based holding vehicle dedicated to investing in companies, technologies, and protocols within the blockchain ecosystem is pleased to announce that it has granted 3,000,000 stock options to purchase 3,000,000 common shares (each a, "Common Share") of the Company at a price of $0.115 per Common Share, expiring on July 3, 2029 to certain officers, directors, and employees of the Company. The Common Shares issuable upon exercise of the options are subject to a four-month hold period from the original date of grant.

The Company also announces it has cancelled a total of 6,900,000 stock options to certain officers, directors and employees of the Company as they were no longer serving their purpose in aligning the interest of the holders with those of shareholders.

About Cypherpunk Holdings Inc.

Cypherpunk Holdings is dedicated to investing in companies, technologies, and protocols within the blockchain ecosystem. With a strategic focus on cryptocurrency and blockchain innovation, the Company leverages its extensive industry expertise to identify and support high-potential opportunities in the digital asset space.

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. Generally, any statements that are not historical facts may contain forward-looking information, and forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Officer/Director Contact:
Doug Harris
Chief Financial Officer
doug@cypherpunkholdings.com
Tel: 647-946-1300